ORAL AGREEMENT SUMMARY

The below is a summary of the oral agreements between Nuvola, Inc. and Bollente Companies, Inc. regarding the $197,300 loan from Nuvola to Bollente.

Nuvola loaned $197,300 to Bollente. The loan has 0% interest, is unsecured and is due upon demand.

Bollente agreed to pay Nuvola the total principal amount of $197,300 upon demand from Nuvola.